Innisfree
      M&A Incorporated




     NEWS RELEASE             FOR IMMEDIATE RELEASE

                              For further information, call:
                                        Alan Miller
                                        Innisfree M&A Incorporated
                                        (212) 750-5831



                    GOLDEN CYCLE FILES TO REMOVE AND REPLACE
                         GLOBAL MOTORSPORT GROUP'S BOARD.


WYNNEWOOD, PA, March 25, 1998 - Golden Cycle, LLC, announced today that it has filed preliminary consent solicitation materials with the Securities and Exchange Commission in connection with its proposed acquisition of Global Motorsport Group, Inc. (NASDAQ: CSTM). Golden Cycle also sent a letter to the company demanding the right, under Delaware law, to inspect certain books and records of the company.

Alex Grass, co-founder of Golden Cycle, stated today:

     "Joseph Piazza, President and Chief Executive Officer of Global Motorsport Group has failed to respond to my attempts to initiate discussions with the company regarding a sale. Global Motorsport Group's apparent refusal to enter into negotiations aimed at maximizing shareholder value leaves us no alternative but to proceed with a consent solicitation to replace the entire Board of Directors with nominees committed to selling the company at the highest available price."

On Monday, March 23rd, Golden Cycle delivered a letter to Mr. Piazza advising him of Golden Cycle's interest in acquiring the company for a cash purchase price of $18 per share. Golden Cycle also filed Monday with the SEC announcing its acquisition of approximately 10.4% of the outstanding Global Motorsport Group's shares.

Golden Cycle LLC was formed by Alex Grass and Roger Grass. Alex Grass, who founded Rite Aid Corporation and was Chairman of the Board, President and Chief Executive Officer until March 1995, now serves as a director and Chairman of Rite Aid's Executive Committee. Alex Grass is also a director of Hasbro, Inc. and the father of Roger Grass. Roger Grass is Chairman of the Board of Directors of Biker's Depot, Inc., a company engaged in the sale of aftermarket parts and accessories for Harley-Davidson motorcycles.


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